Exhibit 4.8

                                    AGREEMENT


               This agreement dated June 15, 2000, together with the exhibits annexed hereto (the "Agreement"), is made by and between: (i) David Workman ("Workman"); and (ii) Internet Commerce Corporation ("ICC") and G. Michael Cassidy ("Cassidy"; together with ICC, the "ICC Parties"; and collectively, with ICC and Workman, the "Parties" and, individually, a "Party").


               WHEREAS, on or about March 20, 2000, Workman sent to the ICC Parties and Michele Golden ("Golden") a draft complaint (the "Draft") in contemplation of potential litigation (the "Potential Litigation");


               WHEREAS, the Draft requested that a constructive trust be imposed in favor of Workman on certain ICC shares and options held by Golden and Cassidy proportionate to Workman's former shareholdings in an entity that was known (prior to 1997) as Internet Commerce Corporation;


               WHEREAS, Workman, the ICC Parties and Golden entered into a series of stipulations for the purpose of holding the Potential Litigation in abeyance without prejudice while the Parties and Golden engaged in settlement discussions;


               WHEREAS, the allegations set forth in the Draft caused the ICC Parties to believe that Steven Fieldman, Lance Fieldman, Jonathan Brust, Silvio Petrassi and/or related parties (collectively, the "Fieldman Group") might commence a separate litigation against the ICC Parties and Golden arising out of the same alleged circumstances as those set forth in the Draft; and

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               WHEREAS, the Parties desire both to have Workman provide
consulting services to the ICC Parties in the event that the Fieldman Group, or any of them, serve legal process upon the ICC parties, and to fully and finally compromise, settle and resolve any and all claims that may have existed between Workman, on the one hand, and the ICC Parties, on the other hand, as set forth in this Agreement.


               NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be bound, covenant and agree as follows:

               1. Workman shall consult with the ICC Parties as they may request from time to time on reasonable notice under the circumstances concerning any claims and/or the defense of any proceeding brought against them (or either of them) by the Fieldman Group (or any of them). Such consulting shall include, among other things: providing documents requested by the ICC Parties or their counsel; being available for interviews by the ICC Parties or their counsel; and being available to appear as a witness whether at deposition, trial or otherwise. Under this consultancy, Workman shall be acting as an independent contractor to the Company with no right to bind or act on behalf of the Company. Workman may have counsel present at or involved in such consultations at his own expense, but shall be reimbursed by ICC for his own reasonable travel expenses incurred in the event that he is required to provide consulting services hereunder outside of the City of New York. The forgoing consultancy: (i) shall end at the later of (a) three years from the date hereof (the "Termination Date") or (b) upon the conclusion of any proceeding commenced on or before the Termination Date by the Fieldman Group (or any of them) against the ICC Parties (or either of them); (ii) shall not restrict Workman in any way as to the types or areas of business activity in which he may engage (and ICC specifically waives any conflict if Workman, in the course of his regular business activities,

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represents competitors of ICC); (iii) shall not cause Workman to be provided with any of ICC's material non-public information; and (iv) shall not cause Workman to have any consulting obligations except as set forth above.

               2. Within five (5) business days after mutual execution and delivery of this Agreement:

                  (i) ICC shall deliver to or at the direction of Workman, certificates representing 10,000 shares of ICC's Class A Common Stock (the "Shares"), and Workman shall pay to ICC the Shares' par value of $0.01 per share (for an aggregate payment by Workman to ICC of $100);


                  (ii) ICC and Workman shall execute and deliver an option agreement (the "Option Agreement") in the form of Exhibit A annexed hereto and made a part of this Agreement giving Workman the right to purchase (the "Option Right") 50,000 shares of ICC's Class A common stock (the "Option Shares"), which Option Right shall be immediately vested at the time of mutual execution and delivery of the Option Agreement;


                  (iii) ICC shall register under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-8, both the Shares and the Option Shares to be issued to Workman upon exercise by Workman of the Option Right pursuant to the Option Agreement, and such Shares and Option Shares shall be provided to Workman without legend; and


                  (iv) (a) Workman shall execute and deliver to the ICC Parties, a fully executed and acknowledged Release in the form of Exhibit B annexed hereto and made a part of this Agreement; and (b) the ICC Parties shall execute and deliver to Workman, fully

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executed and acknowledged Releases in the form of Exhibits C and D annexed hereto and made a part of this Agreement.

               3. Paragraphs 2(i), (ii), and (iii) are subject to approval by ICC's Board of Directors (the "Board"). ICC shall present the issue of whether to approve Paragraphs 2(i), (ii) and (iii) to the Board at its next meeting, which is scheduled to occur on June 19, 2000. If Board approval is not obtained at such meeting: (i) this Agreement shall immediately become null and void and of no further force or effect; (ii) ICC shall notify Workman immediately; and
(iii) none of the Parties shall be prejudiced in any way by the passage of time between June 16, 2000 and one week from the date that ICC notifies Workman of the Board's decision in any litigation Workman subsequently commences against the ICC Parties arising out of the allegations set forth in the Draft. In the event that the last publicly traded sale of the Shares on June 19, 2000 is less than $14.75 per share, then Workman may notify the Company that he is terminating this Agreement by providing written facsimile notice to Kramer Levin Naftalis & Frankel LLP (Attention: Ronald S. Greenberg, Esq.; facsimile no.
(212) 715-8399) by no later than 6:00 p.m. on such date (the "Notice"). In the event Workman provides the Notice, this Agreement shall immediately become null and void and of no further force or effect. Notwithstanding the foregoing, in the event this Agreement becomes null and void pursuant to this paragraph, the Parties agree that all settlement discussions hereunder, this Agreement, and all drafts hereof shall remain confidential and subject to the terms of Paragraph 7 hereof.

               4. It is the intent of the Parties that GOL ss. 15-108 apply to the consideration received by Workman under this Agreement. Therefore, in accordance with GOL ss. 15-108, the ICC Parties expressly acknowledge that Workman is not releasing, and is fully reserving, all of his claims, if any, against Golden, and it is intended by all of the Parties to exclude from the scope of the Releases herein any and all claims that Workman may have against Golden. The

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ICC Parties further acknowledge that Workman intends to pursue a litigation against Golden (the "Workman/Golden Litigation"). Workman agrees that, in the Workman/Golden Litigation, he will not assert theories of vicarious liability and/or respondeat superior against Golden based upon any alleged acts and/or omissions by the ICC Parties (or either of them). Workman further agrees that, if, notwithstanding the above, GOL ss. 15-108 is found not to apply in the Workman/Golden Litigation (or in a separate action commenced by Golden or her successors, heirs, or assigns (the "Golden Defendants")) and, if Golden, in any litigation, obtains a judgment for contribution arising out of the Workman/Golden Litigation (the "Contribution Judgment") against any of the ICC Parties, or either of them, or either of their successors, heirs, or assigns (collectively, the "Contribution Defendants"), then Workman (and his successors, heirs, and assigns (collectively, the "Workman Parties")), in collecting on any judgment against the Golden Defendants (the "Primary Judgment") shall either:
(i) seek to collect only the difference between the Primary Judgment and the Contribution Judgment (the "Difference"), so that the Contribution Defendants shall not have to make any payment; or (ii) if necessary to allow the Workman Parties to collect the Difference in full, the Workman Parties, in collecting the Primary Judgment, shall be deemed to be acting as trustee to the extent the Contribution Defendants pay any portion of the Contribution Judgment and shall, immediately upon receipt, restore to the Contribution Defendants any amounts they have paid on account of the Contribution Judgment; and until such time as the Contribution Defendants recover all amounts paid on account of the Contribution Judgment, the Workman Parties irrevocably appoint counsel to be designated by the Contribution Defendants to serve as collection and escrow agent for the Workman Parties in collecting and appropriately disbursing the Primary Judgment.

               5. The ICC Parties: (i) designate Kramer Levin Naftalis & Frankel LLP (Attention: Ronald S. Greenberg, Esq.) as their agent for service of any discovery subpoena that

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Workman may seek to serve in the Workman/Golden Litigation; and (ii) agree that, in response to any deposition subpoena so served by Workman in the Workman/Golden Litigation that also calls for the production of documents, they will not object on the ground that Workman relied on CPLR 3111 rather than CPLR 3120, but otherwise reserve all other objections including, without limitation, to the scope of any such document request.

               6. Nothing in this Agreement is intended to be, nor shall it be construed as, an admission of wrongdoing or liability by any of the Parties, and each of the Parties expressly denies any wrongdoing and/or liability on its part.

               7. (i) The existence and terms of this Agreement are and shall be deemed confidential and shall not be disclosed by the Parties, or any person acting or who acted on behalf of the Parties to any other person or entity, except that the Parties may disclose the terms and conditions of this Agreement:
(a) to their officers, directors, employees, accountants, agents and representatives (the "Related Parties") who may require such information and who will be advised of the confidentiality provisions of the Agreement; (b) as required by law; (c) to effectuate the purpose of Paragraph 4 hereof; and/or (d) with respect to the existence of this Agreement only, in response to an inquiry by the Court in the Workman/Golden Litigation.


                  (ii) Except pursuant to a notice of deposition or other legal process or subpoena or an order of a government body or court of competent jurisdiction ("Legal Process") and as otherwise provided herein, and then only provided that the Party receiving such Legal Process has complied with Paragraph 7(iv) of this Agreement, no Party, nor any person acting or who acted on any Party's behalf, shall disclose to or discuss with any person or entity any information concerning the Potential Litigation or any matters relating directly or indirectly to

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this Agreement or the terms hereof, it being understood, however, that Workman intends to and may pursue the allegations set forth in the Draft in the Workman/Golden Litigation;


                  (iii) No Party nor any person acting or who acted on any Party's behalf shall solicit or initiate any demand or request by others for the disclosure of, or encourage or induce any other person or entity to make any comment or disclose, any matter that the Parties may not make or disclose pursuant to this Paragraph 7;


                  (iv) Workman agrees to give the ICC Parties and the ICC Parties agree to give Workman written notice of any and all attempts to compel disclosure of any information that this Paragraph 7 prohibits disclosing. The noticing Party shall provide such written notice in a manner such that the other Party receives the notice at least five (5) days before compliance with any Legal Process is required, but if the Legal Process requires compliance within less than five days, the noticing Party shall provide written notice by facsimile or hand delivery and telephonic notice to the other Party within one
(1) business day after receiving such Legal Process that an attempt will be or has been made to compel such disclosure; and


                  (v) Damages to be paid in the event of a breach of this Paragraph 7 shall include, without limitation, any legal fees incurred in defending, settling, and/or paying an adverse judgment or arbitration award in any litigation or arbitration brought against the non-breaching Party by a third party to whom information was disclosed in breach of this Paragraph 7.

               8. This Agreement may not be amended, modified or terminated except by a written instrument signed by the Parties.

               9. This Agreement constitutes the entire agreement relating to the subject matter hereof and supersedes any prior or contemporaneous representation, warranty, agreement

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or other communication concerning the subject matter hereof. The Parties represent and warrant that there have been no representations, warranties or agreements relating to the agreements set forth herein (and that no Party is relying on any representations, warranties or agreements) except as herein specifically set forth.

               10. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

               11. The Parties and their counsel have participated in the drafting and negotiation of this Agreement, and it shall be deemed to have been drafted jointly by them.

               12. This Agreement is valid, legal and binding upon and shall inure to the benefit of the Parties and their respective heirs, executors, administrators, successors, assigns, affiliates and Related Parties.

               13. The Parties agree that the non-monetary obligations set forth in this Agreement are unique and may be specifically enforced including, without limitation, through injunctive relief.

               14. All of the terms and provisions of this Agreement shall survive the execution and delivery hereof.

               15. In any action to enforce the terms of this Agreement, the prevailing Party shall recover its costs, expenses, and reasonable attorneys' fees.

               16. This Agreement is executed voluntarily by each of the Parties without any duress or undue influence on the part of, or on behalf, any of them. The Parties acknowledge that they have: been represented, or have had the opportunity to be represented, in the

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negotiations for and in the performance of this Agreement by counsel of their own choice; read this Agreement; had this Agreement fully explained to them by such counsel or have had such opportunity; and been made fully aware of the contents of this Agreement and of its legal effect.


                                      INTERNET COMMERCE CORPORATION


June 15, 2000
                                      By: _____________________________________
                                          Dr. Geoffrey S. Carroll
                                          President and Chief Executive Officer



June 15, 2000                         __________________________________________
                                                   David Workman


June 15, 2000                         __________________________________________
                                                   G. Michael Cassidy


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